Exhibit (d)(2)(ii)

THE TARGET PORTFOLIO TRUST

TARGET ASSET ALLOCATION FUNDS

AMENDMENT TO SUBADVISORY AGREEMENTS

WHEREAS, Prudential Investments LLC (formerly Prudential Investment Funds Management LLC) and Pacific Investment Management Company LLC (“Adviser”) hereby agree to amend each of the three (3) subadvisory agreements (including any amendments or supplements thereto) listed below (each, an “Agreement” and collectively, the “Agreements”) by adding certain text to Section 1 of each such Agreement, effective as of September 30, 2009.

WHEREAS, the Agreements that are affected by this Amendment consist of the following:

1. Subadvisory Agreement, dated as of May 5, 2000, by and between Prudential Investments LLC and Adviser, pursuant to which Adviser has been retained to provide investment advisory services to the Total Return Bond Portfolio of The Target Portfolio Trust and the Intermediate-Term Bond Portfolio of The Target Portfolio Trust.

2. Subadvisory Agreement, dated as of May 5, 2000, by and between Prudential Investments LLC and Adviser, pursuant to which Adviser has been retained to provide investment advisory services to the Target Conservative Allocation Fund.

3. Subadvisory Agreement, dated as of May 5, 2000, by and between Prudential Investments LLC and Adviser, pursuant to which Adviser has been retained to provide investment advisory services to the Target Moderate Allocation Fund.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

1. Services of Adviser. The following is added as clause (vii) of Section 1 of each Agreement:

“Notwithstanding any other provision to the contrary, the Adviser shall have no obligation to perform the following services or to have employees of the Adviser perform the following roles, as applicable: (a) preparing and filing material for distribution to shareholders of the Trust, including statistical information about the Trust and material regarding the Trust’s performance or investments; (b) providing employees of the Adviser to serve as officers of the Trust; or (c) providing employees of the Adviser to serve as the Trust’s Chief Compliance Officer and associated staff.”

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Defined Terms. Full Force and Effect. Capitalized terms used but not defined herein shall have the meaning given to them in the Agreements. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreements shall remain unchanged and continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date provided above.

PRUDENTIAL INVESTMENTS LLC

/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

/s/ Brent L. Holden
Name: Brent L. Holden
Title: Managing Director